Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2007

Leslie Hudson, Ph.D.
Chief Executive Officer and President
Nabi Biopharmaceuticals
5800 Park of Commerce Boulevard N.W.
Boca Raton, FL 33487

> **Re: Nabi Biopharmaceuticals**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **File No. 0-04829**

Dear Dr. Hudson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 30, 2006

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Property, plant and equipment, page 76

1.   You disclose that you depreciate certain specialized production equipment in your Florida biopharmaceutical manufacturing facility using the units-of-production method with a minimum recorded of 60% of the amount determined under the straight-line method. You also disclose that you have recorded the minimum amount of depreciation in each period since you placed the facility into service. It also appears based on your disclosure in Note 6 on page 82 that the amount of

your adjustment to the minimum in each period is material. Please provide us in a disclosure-type format, revised disclosure that explains why it is appropriate to record only 60% of the amount that would be recorded under the straight-line method. Separately reference for us the authoritative literature you rely upon to support your accounting.

Exhibits 31: Certifications

2.   Please represent to us that in future periodic report filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K. In this regard, your most recent certifications include the adjectives "annual" and "quarterly" when identifying the report covered by the certifications. Please remove these adjectives in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant